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Exhibit 12.1

Advanstar, Inc.

Computation of Ratio of Earnings to Fixed Charges/Deficiency
In the Coverage of Fixed Charges by Earnings Before Fixed Charges

	Predecessor			Advanstar
	Year ended December 31,		For the period from January 1, 2000 through October 11,	For the period from October 12, 2000 through December 31,	Combined	Year ended December 31,
	1998	1999	2000	2000	2000	2001	2002
					(unaudited)
				(dollars in thousands)
Earnings before fixed charges:
Income (loss) before income taxes, extraordinary item and accounting change	$(27,172)	$(13,458)	$(6,082)	$(29,930)	$(36,012)	($93,005)	($54,544)
Portion of rents representative of interest factor	1,368	1,798	1,821	430	2,251	2,476	2,475
Interest on indebtedness	27,862	39,888	38,096	15,219	53,315	68,026	66,543

Earnings (loss) before fixed charges	2,058	28,228	33,835	(14,281)	19,554	(22,503)	14,474

Fixed charges:
Portion of rents representative of interest factor	1,368	1,798	1,821	430	2,251	2,476	2,475
Interest on indebtedness	27,862	39,888	38,096	15,219	53,315	68,026	66,543

Total fixed charges	29,230	41,686	39,917	15,649	55,566	70,502	69,018

Ratio of earnings to fixed charges	—	—	—	—	—	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(27,172)	$(13,458)	$(6,082)	$(29,930)	$(36,012)	$(93,005)	$(54,544)

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  Exhibit 12.1
Advanstar, Inc.